UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)

Information to be Included in Statements Filed
Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
Filed Pursuant to Rule 13d-2(b)

(Amendment No. 2)*

Warner Chilcott Public Limited Company

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G 94368100

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

J.P. Morgan Partners (BHCA), L.P.
13-3371826

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 19,071,203 ordinary shares

Number of Shares	6.	Shared Voting Power n/a
Beneficially
Owned by Each	7.	Sole Dispositive Power 19,071,203 ordinary shares
Reporting Person
With:	8.	Shared Dispositive Power n/a

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,071,203 ordinary shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.6% (1)

12.	Type of Reporting Person (See Instructions)

PN

(1) Based on 251,450,100 ordinary shares outstanding as of December 31, 2009.

Page 2 of 25 Pages

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

J.P. Morgan Partners Global Investors, L.P.
13-4197054

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 1,987,108 ordinary shares

Number of Shares	6.	Shared Voting Power n/a
Beneficially
Owned by Each	7.	Sole Dispositive Power 1,987,108 ordinary shares
Reporting Person
With:	8.	Shared Dispositive Power n/a

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,987,108 ordinary shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.8% (1)

12.	Type of Reporting Person (See Instructions)

PN

(1) Based on 251,450,100 ordinary shares outstanding as of December 31, 2009.

Page 3 of 25 Pages

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

J..P Morgan Partners Global Investors A, L.P.
26-0032493

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 520,333 ordinary shares

Number of Shares	6.	Shared Voting Power n/a
Beneficially
Owned by Each	7.	Sole Dispositive Power 520,333 ordinary shares
Reporting Person
With:	8.	Shared Dispositive Power n/a

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 520,333 ordinary shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.2% (1)

12.	Type of Reporting Person (See Instructions)

PN

(1) Based on 251,450,100 ordinary shares outstanding as of December 31, 2009.

Page 4 of 25 Pages

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

J.P. Morgan Partners Global Investors (Cayman), L.P.
13-4197057

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

	5.	Sole Voting Power 2,295,177 ordinary shares

Number of Shares	6.	Shared Voting Power n/a
Beneficially
Owned by Each	7.	Sole Dispositive Power 2,295,177 ordinary shares
Reporting Person
With:	8.	Shared Dispositive Power n/a

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,295,177 ordinary shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.9% (1)

12.	Type of Reporting Person (See Instructions)

PN

(1) Based on 251,450,100 ordinary shares outstanding as of December 31, 2009.

Page 5 of 25 Pages

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

J.P. Morgan Partners Global Investors (Cayman) II, L.P.
26-0005546

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

	5.	Sole Voting Power 256,673 ordinary shares

Number of Shares	6.	Shared Voting Power n/a
Beneficially
Owned by Each	7.	Sole Dispositive Power 256,673 ordinary shares
Reporting Person
With:	8.	Shared Dispositive Power n/a

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 256,673 ordinary shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.1% (1)

12.	Type of Reporting Person (See Instructions)

PN

(1) Based on 251,450,100 ordinary shares outstanding as of December 31, 2009.

Page 6 of 25 Pages

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

J.P. Morgan Partners Global Investors (Cayman) III,
35-2159615

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

	5.	Sole Voting Power 2,766,665 ordinary shares

Number of Shares	6.	Shared Voting Power n/a
Beneficially
Owned by Each	7.	Sole Dispositive Power 2,766,665 ordinary shares
Reporting Person
With:	8.	Shared Dispositive Power n/a

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,766,665 ordinary shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 1.1% (1)

12.	Type of Reporting Person (See Instructions)

PN

(1) Based on 251,450,100 ordinary shares outstanding as of December 31, 2009.

Page 7 of 25 Pages

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

J.P. Morgan Partners Global Investors (Selldown), L.P.
56-2489868

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 644,949 ordinary shares

Number of Shares	6.	Shared Voting Power n/a
Beneficially
Owned by Each	7.	Sole Dispositive Power 644,949 ordinary shares
Reporting Person
With:	8.	Shared Dispositive Power n/a

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 644,949 ordinary shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.3% (1)

12.	Type of Reporting Person (See Instructions)

PN

(1) Based on 251,450,100 ordinary shares outstanding as of December 31, 2009.

Page 8 of 25 Pages

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

J.P. Morgan Partners Global Investors (Selldown) II-A, L.P.
20-4604544

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 5,374,221 ordinary shares

Number of Shares	6.	Shared Voting Power n/a
Beneficially
Owned by Each	7.	Sole Dispositive Power 5,374,221 ordinary shares
Reporting Person
With:	8.	Shared Dispositive Power n/a

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,374,221 ordinary shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 2.1% (1)

12.	Type of Reporting Person (See Instructions)

PN

(1) Based on 251,450,100 ordinary shares outstanding as of December 31, 2009.

Page 9 of 25 Pages

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

J.P. Morgan Partners Global Investors (Cayman/Selldown) III, L.P.
98-0440874

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 902,930 ordinary shares

Number of Shares	6.	Shared Voting Power n/a
Beneficially
Owned by Each	7.	Sole Dispositive Power 902,930 ordinary shares
Reporting Person
With:	8.	Shared Dispositive Power n/a

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 902,930 ordinary shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.4% (1)

12.	Type of Reporting Person (See Instructions)

PN

(1) Based on 251,450,100 ordinary shares outstanding as of December 31, 2009.

Page 10 of 25 Pages

Item 1.

(a)	Name of Issuer:

Warner Chilcott Public Limited Company

(b)	Address of Issuer’s Principal Executive Offices:

Unit 19 Ardee Business Park Hale Street Ardee, Co. Louth Ireland
Item 2.

(a)	Name of Person Filing:

J.P. Morgan Partners (BHCA), L.P. (“JPMP (BHCA)”)
J.P. Morgan Partners Global Investors, L.P. (“JPMP Global”)
J.P. Morgan Partners Global Investors A, L.P. (“JPMP Global A”)
J.P. Morgan Partners Global Investors (Cayman), L.P. (“JPMP Cayman”)
J.P. Morgan Partners Global Investors (Cayman) II, L.P. (“JPMP Cayman II”)
J.P. Morgan Partners Global Investors (Cayman) III, L.P. (“JPMP Cayman III”)
J.P. Morgan Partners Global Investors (Selldown), L.P. (“JPMP Selldown”)
J.P. Morgan Partners Global Investors (Selldown) II-A, L.P. (“JPMP Selldown II-A”)
J.P. Morgan Partners Global Investors (Cayman/Selldown) III, L.P. (“JPMP Selldown III”)

Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

(b)	Address of Principal Business Office or, if none, Residence:

c/o J.P. Morgan Partners, LLC
270 Park Avenue
New York, New York 10017

See also supplemental information relating to principal business office is included in Exhibit 2(a) attached hereto.

(c)	Citizenship:

JPMP (BHCA)	:	Delaware
JPMP Global	:	Delaware
JPMP Global A	:	Delaware
JPMP Cayman	:	Cayman Islands
JPMP Cayman II	:	Cayman Islands
JPMP Cayman III	:	Cayman Islands
JPMP Selldown	:	Delaware
JPMP Selldown II-A	:	Cayman Islands
JPMP Selldown III	:	Cayman Islands

(d)	Title of Class of Securities (of Issuer):

Ordinary Shares

(e)	CUSIP Number:

G 94368100

Page 11 of 25 Pages

Item 3.	If this statement is filed pursuant to §§ 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

JPMP (BHCA)	:	19,071,203
JPMP Global	:	1,987,108
JPMP Global A	:	520,333
JPMP Cayman	:	2,295,177
JPMP Cayman II	:	256,673
JPMP Cayman III	:	2,766,665
JPMP Selldown	:	644,949
JPMP Selldown II-A	:	5,374,221
JPMP Selldown III	:	902,930

(b)	Percent of Class:

The following percentages are based on 251,450,100 ordinary shares outstanding as of December 31,2009:

JPMP (BHCA)	:	7.6%
JPMP Global	:	0.8%
JPMP Global A	:	0.2%
JPMP Cayman	:	0.9%
JPMP Cayman II	:	0.1%
JPMP Cayman III	:	1.1%
JPMP Selldown	:	0.3%
JPMP Selldown II-A	:	2.1%
JPMP Selldown III	:	0.4%

(c)	Number of shares as to which such person has:

(i)	JPMP (BHCA)	:	19,071,203
	JPMP Global	:	1,987,108
	JPMP Global A	:	520,333
	JPMP Cayman	:	2,295,177
	JPMP Cayman II	:	256,673
	JPMP Cayman III	:	2,766,665
	JPMP Selldown	:	644,949
	JPMP Selldown II-A	:	5,374,221
	JPMP Selldown III	:	902,930

(ii)	Not applicable

(iii)	JPMP (BHCA)	:	19,071,203
	JPMP Global	:	1,987,108
	JPMP Global A	:	520,333
	JPMP Cayman	:	2,295,177
	JPMP Cayman II	:	256,673
	JPMP Cayman III	:	2,766,665
	JPMP Selldown	:	644,949
	JPMP Selldown II-A	:	5,374,221
	JPMP Selldown III	:	902,930

(iv)	Not applicable

Page 12 of 25 Pages

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

Not applicable

Page 13 of 25 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2010

J.P. MORGAN PARTNERS (BHCA), L.P.

By:	JPMP Master Fund Manager, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS A, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

Page 14 of 25 pages

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN), L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) II, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) III, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

Page 15 of 25 pages

J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN), L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS
(SELLDOWN) II-A, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN/SELLDOWN) III, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

Page 16 of 25 pages

EXHIBIT 2(a)

Item 2.  Identity and Background.

This statement is being filed by J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (hereinafter referred to as “JPMP (BHCA)”), whose principal business office is located 270 Park Avenue, New York, New York 10017.  JPMP (BHCA) is engaged in the venture capital, private equity and leveraged buyout business.  The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as “JPMP Master Fund”), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business.  As general partner of JPMP (BHCA), JPMP Master Fund may be deemed to beneficially own the shares held by JPMP (BHCA).

This statement is also being filed by J.P. Morgan Partners Global Investors, L.P., a Delaware limited partnership (“JPMP Global”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors A, L.P., a Delaware limited partnership (“JPMP Global A”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors (Cayman), L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors (Cayman) II, L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman II”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors (Cayman) III, L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman II”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors (Selldown), L.P., a Delaware limited partnership (“JPMP Selldown”), whose principal place of business is located at the same address as JPMP (BHCA), J.P. Morgan Partners Global Investors (Selldown) II-A, L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Selldown II-A”), whose principal place of business is located at the same address as JPMP (BHCA);  and J.P. Morgan Partners Global Investors (Cayman/Selldown) III, L.P. (“JPMP Cayman III” and collectively with JPMP Global, JPMP Global A, JPMP Cayman, JPMP Cayman II, JPMP Cayman III, JPMP Selldown and JPMP Selldown II-A the “Global Fund Entities”); a limited partnership organized under the laws of the Cayman Islands, whose principal place of business is located at the same address as JPMP (BHCA).  Each of the Global Fund Entities is also engaged in the venture capital, private equity and leveraged buyout business.  The general partner of each of the Global Fund Entities is J.P. Morgan Partners Global Investors, L.P., a Delaware limited partnership (“JPMP Investors”), whose principal place of business is located at the same address as JPMP (BHCA).  JPMP Investors is engaged indirectly in the venture capital, private equity and leveraged buyout business as general partner of each of the Global Fund Entities.  As general partner of each of the Fund Entities, JPMP Investors may be deemed to beneficially own the shares held by the Global Fund Entities.

The general partner of each of JPMP Master Fund and JPMP Investors is JPMP Capital Corp., a New York corporation (hereinafter referred to as “JPMP Capital Corp.”), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business.  Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.  As the general partner of each of JPMP Master Fund and JPMP Investors, JPMP Capital Corp. may be deemed to beneficially own the shares held by JPMP (BHCA) and the Global Fund Entities.

JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as “JPMorgan Chase”) which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017.  Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

Page 17 of 25 pages

EXHIBIT 2(b)

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 12th day of February, 2010.

J.P. MORGAN PARTNERS (BHCA), L.P.

By:	JPMP Master Fund Manager, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

Page 18 of 25 pages

SCHEDULE 13G
Issuer: Warner Chilcott plc

J.P. MORGAN PARTNERS GLOBAL INVESTORS A, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN), L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) II, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

SEC 1745 (3-98)

Page 19 of 25 pages

SCHEDULE 13G
Issuer: Warner Chilcott plc

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) III, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN), L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN) II-A, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

SEC 1745 (3-98)

Page 20 of 25 pages

SCHEDULE 13G
Issuer: Warner Chilcott plc

J.P. MORGAN PARTNERS GLOBAL INVESTORS
(CAYMAN/SELLDOWN) III, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/c/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

SEC 1745 (3-98)

Page 21 of 25 pages

SCHEDULE 13G
Issuer: Warner Chilcott plc

SCHEDULE A

JPMP CAPITAL CORP.

Executive Officers (1)

Chief Investment Officer	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Treasurer	David Alexander*
Executive Director	John F. Geisler*
Vice President	William T. Williams Jr*
Vice President and Assistant General Counsel	Judah Shechter*
Vice President and Assistant General Counsel	Elizabeth De Guzman*

Directors (1)
Ina R. Drew*
John C. Wilmot*

(1) Each of whom is a United States citizen except for Ana Capella Gomez-Acebo, who is a citizen of Spain.
* Principal occupation is employee and/or officer of JPMorgan Chase & Co.  Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017

SEC 1745 (3-98)

Page 22 of 25 pages

SCHEDULE 13G
Issuer: Warner Chilcott plc

SCHEDULE B

JPMORGAN CHASE & CO.

Executive Officers(1)

President and Chief Executive Officer	James Dimon*
Chief Administrative Officer	Frank J. Bisignano*
Executive Chariman of Investment Bank	Steven D. Black*
Chief Financial Officer	Michael J. Cavanagh*
General Counsel	Stephen M. Cutler*
Head of Corporate Responsibility	William M. Daley*
Director of Human Resources	John L. Donnelly*
Chief Investment Officer	Ina R. Drew*
Chief Executive Officer of Asset Management	Mary E. Erdoes*
Head of Commercial Banking	Samuel Todd Maclin*
Head of Strategy and Business Development	Jay Mandelbaum*
Chief Executive Officer, Treasury & Securities Services	Heidi Miller*
Chief Executive Officer of Retail Financial Services	Charles W. Scharf*
Chief Executive Officer of Card Services	Gordon A. Smith*
Chief Executive Officer of the Investment Bank	James E. Staley*
Chief Risk Officer	Barry L. Zubrow

(1)   Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co.
      Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York,
      New York 10017.

SEC 1745 (3-98)

Page 23 of 25 pages

SCHEDULE 13G
Issuer: Warner Chilcott plc

Directors (1)

Name	Principal Occupation or Employment; Business or Residence Address
Crandall C. Bowles	Chairman and Chief Executive Officer Spring Global US, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Stephen B. Burke	President Comcast Cable Communications, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James S. Crown	President Henry Crown and Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
David M. Cote	Chairman and Chief Executive Officer Honeywell International Inc. 101 Columbia Rd. Morristown, NJ 07962-1219
James Dimon	Chief Executive Officer JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Ellen V. Futter	President and Trustee American Museum of Natural History c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William H. Gray, III	Retired President and Chief Executive Officer The College Fund/UNCF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Lee R. Raymond	Chairman of the Board and Chief Executive Officer Exxon Mobil Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

SEC 1745 (3-98)

Page 24 of 25 pages

SCHEDULE 13G
Issuer: Warner Chilcott plc

David C. Novak	Chairman and Chief Executive Officer Yum! Brands, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William C. Weldon	Chairman and Chief Executive Officer Johnson & Johnson c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

SEC 1745 (3-98)

Page 25 of 25 pages